Newcourt Acquisition Corp

2201 Broadway

Suite 705

Oakland, CA 94612

October 11, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Newcourt Acquisition Corp
Withdrawal of Acceleration Request for Registration Statement on Form S-1, as amended
Filed March 16, 2021
File No. 333-254328

Dear Ms. Gorman:

Reference is made to our letter, filed as correspondence via EDGAR on October 7, 2021, in which we requested the acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-254328) (the “Registration Statement”) of Newcourt Acquisition Corp to 4:00 P.M. ET on October 12, 2021, or as soon as practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

/s/ Marc Balkin
Marc Balkin
Chief Executive Officer

cc:	Reed Smith LLP Ellenoff Grossman & Schole LLP